MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

THIRD QUARTER ENDED SEPTEMBER 30, 2012

The following Management’s Discussion and Analysis (“MD&A”), dated November 13, 2012, should be read in conjunction with IAMGOLD’s consolidated interim unaudited financial statements and related notes and IAMGOLD’s annual consolidated financial statements for December 31, 2011 and related notes thereto which appear elsewhere in this report. All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto and New York stock exchanges.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this MD&A, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking statements. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s most recent annual MD&A risks and uncertainties section, and the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form and the risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) and hereby incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

INDEX

About IAMGOLD	2
Third Quarter Highlights	2
Outlook	5
Market Trends	6
Quarterly Updates
Operations	8
Development and Expansion Projects	14
Exploration	16
Quarterly Financial Review	18
Financial Condition
Liquidity and Capital Resources	18
Market Risk	19
Shareholders’ Equity and Cash Flow	21
Disclosures Controls and Procedures and Internal Control over Financial Reporting	22
Critical Judgments and Estimates	22
Future Accounting Policies and Risks and Uncertainties	23
Non-GAAP Performance Measures	23

ABOUT IAMGOLD

IAMGOLD Corporation (“IAMGOLD,” “IMG,” or the “Company”) is a leading mid-tier gold mining company producing approximately one million ounces annually from five gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD’s growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

With respect to corporate social responsibility, IAMGOLD’s commitment is to Zero Harm, in every aspect of its business. IAMGOLD is one of only eight mining companies on the JSI index1 which is modeled on the S&P/TSX 60.

IAMGOLD is listed on the Toronto Stock Exchange (“IMG”) and the New York Stock Exchange (“IAG”).

THIRD QUARTER HIGHLIGHTS

FINANCIAL

•

Revenues for the third quarter 2012 were $386.8 million, down $45.1 million or 10% from the same prior year period. The decrease in revenues was mainly related to lower gold sales volume ($49.0 million) and a lower realized gold price ($1.2 million), partially offset by higher niobium revenues ($5.3 million). The lower volume of gold sales was the result of lower production (18,000 ounces) and gold produced late in the quarter (12,000 ounces) and sold in October.

•

Mining costs for the third quarter 2012 were $222.9 million, down $17.8 million or 7% from the same prior year period. The decrease in mining costs is related to lower asset retirement obligation charges at closed sites ($12.3 million), lower sales due to timing of shipments and less production ($7.3 million) and lower royalties due to lower volume ($2.3 million), offset partially by higher depreciation expense ($4.1 million).

[1]

Jantzi Social Index (“JSI”). The JSI, a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60 consists of 60 Canadian companies that pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

•

Net earnings from continuing operations attributable to equity holders for the third quarter 2012 were $78.0 million or $0.21 per share, up $28.0 million or 56% from the same prior year period. The increase in net earnings from continuing operations attributable to equity holders was mainly related to higher derivative gains on commodity and foreign exchange contracts ($39.6 million), lower income taxes ($23.6 million) and lower foreign exchange losses ($9.4 million), partially offset by the net change in gross earnings which negatively impacted earnings ($27.3 million), higher exploration expenses ($13.2 million) and lower other income and net investment gains ($4.3 million).

•	Adjusted net earnings[1] for the third quarter 2012 were $60.2 million ($0.16 per share1), down $52.2 million ($0.14 per share) or 46% from the same prior year period.

•

Cash, cash equivalents and gold bullion (at market value) was $1,136.1 million at September 30, 2012, up $521.2 million since June 30, 2012 mainly due to the issuance of senior unsecured notes ($650.0 million), cash flow from operating activities ($97.6 million) and higher market value for gold bullion due to higher gold prices ($23.9 million), offset by capital expenditures related to mining assets and exploration and evaluation assets ($186.9 million) and payment of dividends ($54.3 million).

•

Operating cash flow for the third quarter 2012 was $97.6 million, down $76.9 million or 44% from the same prior year period. The decrease in operating cash flow is mainly attributed to changes in revenues from lower gold sales volume ($45.1 million), higher income taxes paid ($7.2 million) and higher non-cash working capital mainly due to the build-up of finished goods inventories ($17.1 million).

•	Operating cash flow before changes in working capital[1] for the third quarter 2012 was $114.3 million ($0.30 per share1), down $59.8 million ($0.16 per share) or 34% from the same prior year period.

OPERATIONS

•

From a Health and Safety perspective, the frequency of all types of serious injuries (measured as DART rate2) across IAMGOLD for the current year to date was 1.06 compared to 1.12 for the full year 2011, representing a 5% improvement.

•

On November 1, 2012, subsequent to the end of the third quarter, the Company regretfully reported that a gardener employed at an exploration office in Ouagadougou, Burkina Faso, drowned. This incident will be reflected in the Company’s safety rating for the fourth quarter.

•

Attributable gold production from continuing operations for the third quarter 2012 was 205,000 ounces, down 17,000 ounces or 8% from the same prior year period. The decrease in attributable gold production was mainly due to lower production at Essakane which was primarily the result of processing lower grade ore. In addition, lower production at the Sadiola joint venture operation was driven by lower throughput and lower grades.

•	Cash costs[1] for the third quarter 2012 were $710 per ounce, up $36 per ounce or 5% from the same prior year period. Cash costs increased mainly due to the impact of lower grades on gold production.

NIOBIUM OPERATIONS

•

Niobium production for the third quarter 2012 was 1.2 million kilograms, consistent with the same prior year period. The operating margin per kilogram of niobium[1] for the third quarter 2012 was $16 per kilogram, up $2 per kilogram or 14% from the same prior year period mainly as a result of higher realized niobium prices.

CORPORATE DEVELOPMENTS

•

On September 21, 2012, the Company completed the issuance of $650.0 million of senior unsecured notes bearing interest at 6.75% due in 2020. The Company intends to use the proceeds for general corporate purposes, including the funding of capital expenditures and exploration.

•

On October 4, 2012, IAMGOLD announced a mineral resource update for the Company’s recently acquired Côté Gold project in northern Ontario. The results showed a 274% increase in indicated resources and a substantial increase in total ounces compared to the last release (pre-acquisition) by Trelawney Mining in February 2012. The indicated resource increased to 131 million tonnes averaging 0.84 grams of gold per tonne for 3.56 million ounces. The inferred resource is estimated at 165 million tonnes, averaging 0.88 grams of gold per tonne for 4.66 million ounces. The percentage of the resource in the indicated category increased to 44%, up from 14% in the previous estimate.

•

The Company is in the process of disposing of its interest in the Quimsacocha project in Ecuador to INV Metals Inc. (“INV Metals”) through the disposal of all shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A., in exchange for 221.2 million common shares of INV Metals. As a requirement of the transaction, INV Metals raised C$20.0 million in equity financing. The Company participated in the financing in the amount of C$1.0 million and will hold approximately 47% of the issued and outstanding INV Metals shares immediately after the closing of the transaction.

[1]

The Company has disclosed operating cash flow before changes in working capital, operating cash flow before changes in working capital per share, total cash cost per ounce and operating margin per kilogram of niobium sold which are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

[2]	The DART rate refers to the number of days away, restricted duty or job transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

Summary of Financial and Operating Results	Three months ended September 30,			Nine months ended September 30,
($ millions, except where noted)	2012	Change	2011	2012	Change	2011
Financial Data
Revenues	$386.8	(10%)	$431.9	$1,201.6	1%	$1,191.6
Mining costs	222.9	(7%)	240.7	688.6	6%	650.2

Gross earnings from mining operations	$163.9	(14%)	$191.2	$513.0	(5%)	$541.4

Net earnings attributable to equity holders of IAMGOLD[1]	$78.0	56%	$50.0	$250.1	(3%)	$257.7
Basic net earnings per share ($/share)[1]	$0.21	62%	$0.13	$0.67	(3%)	$0.69

Adjusted net earnings attributable to equity holders of IAMGOLD[1,2]	$60.2	(46%)	$112.4	$226.6	(24%)	$297.9
Basic adjusted net earnings per share ($/share)[1,2]	$0.16	(47%)	$0.30	$0.60	(25%)	$0.80

Operating cash flow[1]	$97.6	(44%)	$174.5	$322.1	(17%)	$387.3
Operating cash flow ($/share)[1]	$0.26	(43%)	$0.46	$0.86	(17%)	$1.03

Operating cash flow before changes in working capital[1,2]	$114.3	(34%)	$174.1	$373.9	(20%)	$466.6
Operating cash flow before changes in working capital ($/share)[1,2]	$0.30	(35%)	$0.46	$0.99	(21%)	$1.25

Key Operating Statistics – Gold mines
Gold sales – 100% (000s oz)[1]	201	(13%)	231	635	(8%)	690
Gold sales – Attributable (000s oz)[1]	188	(13%)	217	595	(8%)	648
Gold production – Attributable (000s oz)[3]	205	(8%)	222	616	(4%)	643

Average realized gold price ($/oz)[1]	$1,670	—	$1,675	$1,653	8%	$1,524
Total cash cost ($/oz)[1,2]	$710	5%	$674	$708	12%	$634
Gold margin ($/oz)[1,2]	$960	(4%)	$1,001	$945	6%	$890

Key Operating Statistics – Niobec mine
Niobium production (millions of kg Nb)	1.2	—	1.2	3.5	3%	3.4
Niobium sales (millions of kg Nb)	1.2	20%	1.0	3.6	9%	3.3
Operating margin ($/kg Nb)[2]	$16	14%	$14	$15	7%	$14

Financial Position ($ millions)	September 30, 2012	Change	December 31, 2011
Cash, cash equivalents, and gold bullion
• at market value	$1,136.1	(10%)	$1,262.5
• at cost	$993.7	(13%)	$1,148.4
Total assets	$5,214.3	20%	$4,349.7
Long-term debt	$638.3	—	$—
Equity	$3,767.3	7%	$3,528.9

[1]	Amounts represent results from continuing operations and do not include discontinued operations.
[2]

The Company has disclosed the following non-GAAP measures: adjusted net earnings attributable to equity holders of IAMGOLD, adjusted net earnings per share, operating cash flow before changes in working capital per share, total cash cost per ounce, gold margin per ounce, and operating margin per kilogram of niobium sold at the Niobec mine. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

[3]

Excludes attributable ounces from discontinued operations of nil for the three months and nine months ended September 30, 2012 (three months ended September 30, 2011: 9,000 ounces, nine months ended September 30, 2011: 76,000 ounces). Discontinued operations include Mupane, Tarkwa and Damang, which were sold in 2011.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

OUTLOOK

IAMGOLD full year 2012 guidance
Attributable gold production (000s oz)	840 - 910

Cash cost ($/oz)[1]	$670 - $695

Niobec production (millions of kg Nb)	4.6 - 5.1
Niobec operating margin ($/kg Nb)[1]	$15 - $17

Capital expenditures ($ millions)	$750 - $780

[1]

Cash cost per ounce and operating margin per kilogram of niobium sold at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD expects 2012 gold production at the lower end of the guidance range due to the underperformance of the Company’s joint venture operations. 2012 cash costs year-to-date for the Company’s owned and operated mines are below the bottom of the guidance range, and are expected to be within guidance for the full year. However, consolidated cash costs are expected to be within ± 3% of the upper end of the $670-$695 per ounce range, due to lower production at the Company’s joint venture operations. The Company maintains its 2012 guidance for niobium production and operating margin.

The Company is reducing its 2012 capital expenditure guidance from a range of $800 to $840 million to a range of $750 to $780 million. The lower expenditure is primarily due to timing assumptions with respect to the Sadiola and Essakane expansion projects. Further delays are expected with the Sadiola sulphide project, and the agreement on fiscal terms related to the Essakane expansion was concluded later than originally anticipated.

The effective tax rate for the third quarter 2012 was 35.0% compared to 54.0% for the same period in the prior year. The decrease in the effective tax rate is primarily attributable to unrealized foreign exchange gains and losses on the translation of inter-company loans and non-monetary assets from their tax currency (i.e., Canadian dollar, CFA, etc.) to their functional currency (i.e., the U.S. dollar). In 2011, the translation resulted in a net unrealized foreign exchange gain and a tax expense, whereas in 2012, the translation resulted in a net unrealized foreign exchange loss and a tax benefit.

The effective tax rate for the first nine months 2012 was 34.7% compared to 36.3% for the same period in the prior year. The decrease in the year to date effective rate is attributable to unrealized foreign exchange gains and losses, changes in enacted tax rates and the geographical mix of income.

The Company maintains its guidance for the effective tax rate to be in the range of 35% to 37% as previously disclosed.

The outlook is based on 2012 full year assumptions for average realized gold price of $1,700 per ounce, $C/$US exchange rate of 1.00, $US/€ exchange rate of 1.40 and average crude oil price of $90 per barrel.

2013 Outlook

The Company is reducing its capital expenditure forecast for 2013, with details to be communicated at a later date. This is mainly due to delayed approval of the Sadiola sulphide project and the deferral of capital spending at Niobec. Rather than accelerate capital expenditures related to the Niobec expansion, as was contemplated initially, the timing of capital spending will be aligned with the advancement of permitting and the completion of the feasibility study.

As a result of the revised capital expenditure forecast for the gold business, continued poor performance at Sadiola and a slower ramp-up in production at Westwood, which will commence in the first quarter 2013, the Company is revising its 2013 production forecast. For 2013, gold production is expected to range between 875,000 and 950,000 ounces.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures and project planning.

GOLD MARKET

In the third quarter 2012, the gold price continued to display considerable volatility with spot daily closings between $1,556 and $1,785 per ounce (2011: between $1,483 and $1,895 per ounce) from the London Bullion Market Association.

	Three months ended September 30,			Nine months ended September 30,
	2012	Change	2011	2012	Change	2011
Average market gold price ($/oz)	$1,652	(3%)	$1,702	$1,652	8%	$1,534
Average realized gold price ($/oz)	$1,670	—	$1,675	$1,653	8%	$1,524

Closing market gold price ($/oz)				$1,776	10%	$1,620

NIOBIUM MARKET

The Company is one of three significant producers of ferroniobium in the world, with a market share of approximately 8% in 2011. The largest producer in the niobium market is a Brazilian producer whose dominant market position can impact market dynamics. Niobium demand closely follows the demand for steel, with a trend towards increased usage of niobium per tonne of steel produced. World steel production remained flat compared to the third quarter 2011. The average realized sales price was marginally higher in the third quarter 2012 when compared to the average realized sales price in the third quarter 2011 and is consistent with that of the first and second quarters 2012.

CURRENCY

The Company’s reporting and functional currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities and the corporate office cost base. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in the third quarter 2012. The key currencies to which the Company is exposed are the Canadian dollar and the Euro.

Third quarter ended September 30	2012	2011
Average rates
• Canadian$ / U.S.$	0.9951	0.9800
• U.S.$ / Euro	1.2520	1.4127

Closing rates
• Canadian$ / U.S.$	0.9838	1.0496
• U.S.$ / Euro	1.2846	1.3384

In 2012, the Company will have a significant Canadian dollar requirement due to the expenditures required to advance the Westwood and Côté Gold projects and the Niobec expansion project. In addition, the Company will continue to have Euro and ZAR requirements due to capital and operating expenditures related to the Essakane mine in Burkina Faso. The Company hedges currency exposure through forward and option contracts to mitigate the impact of the volatility in the exchange rates of these currencies. In 2012, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

OIL PRICE

The Company’s operations and projects expect to consume approximately 1.0 million barrels of fuel in 2012. In the third quarter 2012, the oil price displayed considerable volatility with spot daily closings between $84 and $99 per barrel.

Third quarter ended September 30	2012	2011
Average market oil price ($/barrel)	$92	$90

Closing market oil price ($/barrel)	$92	$82

Refer to Financial Condition – Market risks section for more information.

SENSITIVITY IMPACT

The following table provides estimated sensitivities around certain inputs, excluding the impact of the Company’s hedging program that can affect the Company’s operating results, assuming expected 2012 production levels.

	Change of	Annualized Impact on Cash Cost[1] by $/oz
Gold price	$100/oz	$6
Oil price	$10/barrel	$12
Euro	$0.10	$10

[1]	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

QUARTERLY UPDATES

Operations

The table below presents the total ounces of gold sold from continuing operations and the realized gold price per ounce.

	Gold Sales (000s oz)				Realized Gold Price ($/oz)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011	2012	2011	2012	2011

Operator	170	193	546	578	$1,674	$1,672	$1,654	$1,523
Joint ventures[1]	31	38	89	112	$1,645	$1,693	$1,648	$1,528

Total sales from continuing operations[2,3]	201	231	635	690	$1,670	$1,675	$1,653	$1,524

[1]	Attributable sales of joint ventures: Sadiola (41%) and Yatela (40%).
[2]

Attributable sales volume for the third quarter 2012 and 2011 were 188,000 and 217,000 ounces, respectively, and for the first nine months 2012 and 2011 were 595,000 and 648,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

[3]	Continuing operations exclude Mupane, Tarkwa and Damang, which were sold in 2011 and are discontinued operations.

The table below presents the gold production attributable to the Company along with the weighted average total cash cost per ounce of production.

	Gold Production (000s oz)				Total Cash Cost[1] ($/oz)
	Three months ended September 30,		Nine months ended September 30,		Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011	2012	2011	2012	2011
IAMGOLD Operator
Rosebel (95%)	95	94	282	281	$689	$629	$674	$622
Essakane (90%)	77	86	238	243	594	535	580	513
Doyon division[2] (100%)	—	5	4	5	—	1,203	137	1,203

	172	185	524	529	$644	$602	$627	$577

Joint Ventures
Sadiola (41%)	26	30	73	93	$978	$839	$1,059	$755
Yatela (40%)	7	7	19	21	1,324	1,793	1,587	1,510

	33	37	92	114	$1,050	$1,031	$1,169	$894

Continuing operations	205	222	616	643	$710	$674	$708	$634

Discontinued operations[3]	—	9	—	76	$—	$1,287	$—	$847

Total	205	231	616	719	$710	$697	$708	$656

Continuing operations

Cash cost excluding royalties					$623	$584	$620	$550
Royalties					87	90	88	84

Total cash cost[1]					$710	$674	$708	$634

[1]	Total cash cost is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.
[2]	As a cost savings initiative, the ore mined from Mouska was stockpiled in 2011. In 2012, the mine will not be producing other than marginal gold derived from the mill clean-up process.
[3]	Discontinued operations include Mupane, Tarkwa and Damang, which were sold in 2011.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results

100% Basis

	Three months ended September 30,			Nine months ended September 30,
	2012	Change	2011	2012	Change	2011
Total operating material mined (000s t)	15,716	6%	14,883	40,749	6%	38,478
Capital waste mined (000s t)	223	—	—	1,210	—	—
Strip ratio[1]	3.5	17%	3.0	3.0	(3%)	3.1
Ore milled (000s t)	3,229	(3%)	3,315	9,542	—	9,508
Head grade (g/t)	1.0	—	1.0	1.0	—	1.0
Recovery (%)	97	4%	93	96	2%	94
Gold production – 100% (000s oz)	100	1%	99	297	—	296
Attributable gold production – 95% (000s oz)	95	1%	94	282	—	281

Gold sales – 100% (000s oz)	88	(11%)	99	283	(2%)	290

Gold revenue ($/oz)[2]	$1,677	—	$1,674	$1,652	8%	$1,529

Cash cost excluding royalties ($/oz)	$595	11%	$535	$579	8%	$537
Royalties ($/oz)	$94	—	$94	$95	12%	$85

Total cash cost ($/oz)[3]	$689	10%	$629	$674	8%	$622

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Gold production during the third quarter 2012 was marginally higher than the same prior year period, primarily as a result of higher recoveries, partially offset by lower throughput. Recoveries have improved with the nearly complete upgrade of the gravity circuit.

Total cash costs per ounce were higher compared to the same prior year period mainly due to higher labour, fuel and power costs. Labour costs were higher due to inflationary factors in the Surinamese economy and the increase in manpower attributable to a higher tonnage mined. The processing of a greater proportion of hard rock drove up power costs.

During the third quarter 2012, Rosebel’s capital expenditures were $27.9 million and consisted of advancing the third ball mill project ($10.1 million), new mining equipment ($6.6 million), resource development and near-mine exploration ($4.7 million) and various smaller projects ($6.5 million).

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

Burkina Faso – Essakane Mine (IAMGOLD interest – 90%)

Summarized Results

100% Basis

	Three months ended September 30,			Nine months ended September 30,
	2012	Change	2011	2012	Change	2011
Total operating material mined (000s t)	1,957	(70%)	6,526	9,304	(54%)	20,072
Capital waste mined (000s t)	7,696	—	—	16,617	—	—
Strip ratio[1]	4.3	153%	1.7	2.6	53%	1.7
Ore milled (000s t)	2,620	33%	1,975	7,957	43%	5,570
Head grade (g/t)	1.1	(31%)	1.6	1.1	(31%)	1.6
Recovery (%)	92	(4%)	96	92	(4%)	96
Gold production – 100% (000s oz)	85	(11%)	95	264	(2%)	270

Attributable gold production – 90% (000s oz)	77	(11%)	86	238	(2%)	243
Gold sales – 100% (000s oz)	82	(10%)	91	256	(7%)	275

Gold revenue ($/oz)[2]	$1,670	—	$1,670	$1,655	9%	$1,520

Cash cost excluding royalties ($/oz)	$517	15%	$451	$501	15%	$434
Royalties ($/oz)	$77	(8%)	$84	$79	—	$79

Total cash cost ($/oz)[3]	$594	11%	$535	$580	13%	$513

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Gold production during the third quarter 2012 was 11% lower than the same prior year period mainly due to lower recoveries and processing of lower-grade ore, which offset the increase in ore milled.

Total cash costs in the third quarter 2012 were higher compared to the same prior year period mainly due to the impact of lower grades on gold production and a higher strip ratio.

During the third quarter 2012, Essakane’s capital expenditures were $85.6 million and consisted of the expansion project ($62.1 million), capitalized stripping costs on the push-back of the pit ($12.2 million), capital spares ($3.4 million), resource development ($2.5 million), and other sustaining capital ($5.4 million).

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	Three months ended September 30,			Nine months ended September 30,
	2012	Change	2011	2012	Change	2011
Total operating material mined (000s t)	15	(7%)	14	48	9%	44
Gold production – 100% (000s oz)	—	(100%)	5	4	(20%)	5
Gold sales – 100% (000s oz)	—	(100%)	3	7	(46%)	13

Gold revenue ($/oz)[1]	$—	(100%)	$1,673	$1,678	16%	$1,443

Cash cost excluding royalties ($/oz)	$—	(100%)	$1,161	$100	(91%)	$1,161
Royalties ($/oz)	$—	(100%)	$42	$37	(12%)	$42

Total cash cost ($/oz)[2]	$—	(100%)	$1,203	$137	(89%)	$1,203

[1]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[2]	Total cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

During the third quarter 2012, the site continued to stockpile ore, which will be processed in the refurbished mill in 2013.

Mali – Sadiola Mine (IAMGOLD interest – 41%)

Summarized Results

41% Basis

	Three months ended September 30,			Nine months ended September 30,
	2012	Change	2011	2012	Change	2011
Total operating material mined (000s t)	1,874	(30%)	2,659	6,688	(14%)	7,768
Capital waste mined (000s t)	390	—	—	3,315	—	—
Strip ratio[1]	7.1	(54%)	15.6	12.7	53%	8.3
Ore milled (000s t)	447	(11%)	505	1,357	(7%)	1,466
Head grade (g/t)	1.7	(15%)	2.0	1.8	(5%)	1.9
Recovery (%)	94	—	94	87	(8%)	95
Attributable gold production – 41% (000s oz)	26	(13%)	30	73	(22%)	93
Attributable gold sales – 41% (000s oz)	25	(19%)	31	71	(22%)	91

Gold revenue ($/oz)[2]	$1,644	(3%)	$1,691	$1,646	8%	$1,527

Cash cost excluding royalties ($/oz)	$883	19%	$739	$964	45%	$666
Royalties ($/oz)	$95	(5%)	$100	$95	7%	$89

Total cash cost ($/oz)[3]	$978	17%	$839	$1,059	40%	$755

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production for the third quarter 2012 was 13% lower compared to the same prior year period driven by lower grades and lower throughput. Higher cash costs compared to the same prior year period were the result of lower production and processing harder ore, which resulted in the usage of higher amounts of power and consumables.

The Company’s attributable portion of capital expenditures during the third quarter 2012 was $11.6 million and consisted of spending on the Sadiola sulphide project ($8.5 million), capitalized stripping ($1.6 million) and various smaller projects ($1.5 million).

Sadiola did not distribute a dividend during the third quarter 2012 compared to the distribution of a $13.4 million dividend to the Company during the third quarter 2011.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results

40% Basis

	Three months ended September 30,			Nine months ended September 30,
	2012	Change	2011	2012	Change	2011
Total operating material mined (000s t)	2,078	45%	1,432	6,435	38%	4,666
Strip ratio[1]	12.6	40%	9.0	16.0	132%	6.9
Ore crushed (000s t)	315	21%	261	813	(1%)	825
Head grade (g/t)	0.9	(10%)	1.0	0.8	(20%)	1.0
Attributable gold stacked – 40% (000s oz)	7	(13%)	8	19	(30%)	27
Attributable gold production – 40% (000s oz)	7	—	7	19	(10%)	21
Attributable gold sales – 40% (000s oz)	6	(14%)	7	18	(14%)	21

Gold revenue ($/oz)[2]	$1,651	(3%)	$1,701	$1,652	8%	$1,534

Cash cost excluding royalties ($/oz)	$1,236	(27%)	$1,687	$1,492	5%	$1,417
Royalties ($/oz)	$88	(17%)	$106	$95	2%	$93

Total cash cost ($/oz)[3]	$1,324	(26%)	$1,793	$1,587	5%	$1,510

[1]	Strip ratio is calculated as waste divided by ore mined.
[2]	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
[3]	Total cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production in the third quarter 2012 was similar to the same prior year period.

Cash costs in the third quarter 2012 were lower due to the impact of the impairment to inventories during 2012 which have reduced the net cost of gold produced. As expected, the short-term, non-capitalized waste stripping activities were completed in the third quarter and this has resulted in improved access to ore.

There were no significant capital expenditures during the third quarter 2012 and 2011. Yatela did not distribute any dividends during both the third quarters 2012 and 2011.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	Three months ended September 30,			Nine months ended September 30,
	2012	Change	2011	2012	Change	2011
Total operating material mined (000s t)	546	12%	487	1,599	2%	1,562
Ore milled (000s t)	560	7%	524	1,637	4%	1,574
Grade (% Nb2O5 )	0.54	(2%)	0.55	0.54	(5%)	0.57
Niobium production (millions of kg Nb)	1.2	—	1.2	3.5	3%	3.4
Niobium sales (millions of kg Nb)	1.2	20%	1.0	3.6	9%	3.3

Operating margin ($/kg Nb)[1]	$16	14%	$14	$15	7%	$14

[1]	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Niobium production during the third quarter 2012 was unchanged compared to the same prior year period as higher throughput and recoveries were offset by lower Nb2O5 ore grades.

Niobium revenues increased to $47.7 million in the third quarter 2012 compared to $42.4 million in the same prior year period due to a higher realized niobium prices and higher sales volumes. Operating margin during the third quarter 2012 was higher compared to the same prior year period as a result of the higher realized niobium prices partially offset by higher labour costs and the impact of lower grades.

In the third quarter 2012, capital expenditures were $17.1 million and included underground development ($3.8 million), service hoist project ($3.8 million), feasibility study ($3.5 million), process improvement ($2.3 million), mining equipment ($0.8 million), relocation of the leaching and the filter band ($0.4 million) and various other projects ($2.5 million).

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

DEVELOPMENT AND EXPANSION PROJECTS

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2012	2011	2012	2011
North America
Canada – Westwood project	$40.9	$30.6	$120.6	$88.4
Canada – Niobec feasibility study	3.5	—	4.3	—
Africa
Burkina Faso – Essakane expansion	62.1	—	97.0	—
Mali – Sadiola sulphide project (41%)	8.5	—	19.3	—
South America
Ecuador – Quimsacocha project	—	0.8	1.3	2.5

Capitalized Development and Expansion Expenditures	$115.0	$31.4	$242.5	$90.9

In the third quarter 2012, the Company’s total development and expansion project expenditures was $115.0 million. As expected in the third quarter 2012, expenditures for the Essakane expansion ramped up as permits were granted and fiscal terms were confirmed. At Sadiola, the sulphide project initiative has progressed cautiously given the ongoing political events. The Company is monitoring the situation and is ready to move forward, when appropriate.

Canada – Westwood Project

The target start-up for operations is first quarter 2013. The Westwood project expenditures in the third quarter 2012 of $40.9 million consisted of significant infrastructure preparation and construction, including the cyanide destruction plant, paste fill plant and work progress on mill refurbishing. The new waste water treatment plant is now operational. The sewage and potable water network is complete. During the third quarter 2012, shaft sinking reached a depth of 1,817 metres. Underground development work in the third quarter 2012 totaled 2,963 metres (nine months ended 2012 – 9,800 metres) of lateral and vertical excavation. In October, the union membership ratified a six-year contract effective from December 1, 2011.

Q4 Activities:

•	Construction of a new paste backfill plant

•	Refurbishment of the existing Doyon mill and installation of a new sewage treatment plant

•	Shaft sinking to a depth of 1,954 metres by the end of 2012

•	Completion of infill and step-out drilling program for 2012 for resource development

•	Completion of 15,000 metres of vertical and lateral development

•	Continued mining in the Warrenmac zone for stockpiling ahead of the 2013 start-up

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

Canada – Niobec Feasibility Study

Based on the pre-feasibility study completed in early 2012, the Company is proceeding with a feasibility study based on the block caving mining method. The completion of the feasibility study is expected by the third quarter 2013 and the permitting process should be finalized by 2014. Additional funding is not required until the commencement of construction.

Burkina Faso – Essakane Expansion Project

Under the expansion plan, mining will be carried out using the same type of equipment currently used at Essakane. The construction of the expanded plant to double hard rock processing capacity commenced in early July. This followed a favourable outcome to negotiations with the Government of Burkina Faso on fiscal terms related to mine expansions, including a reduction in the import duty on expansion related-materials from 7.5% to 2.5%. Completion of the construction project is expected by the end of 2013.

Mali – Sadiola Sulphide Project

Under the current project schedule, pre-stripping of the Sadiola main pit to access the underlying sulphides will begin in 2013. Project completion and start-up of the new process plant is scheduled for the end of 2014.

South America – Ecuador – Quimsacocha Project

The Company is in the process of disposing of its interest in the Quimsacocha project in Ecuador to INV Metals Inc. (“INV Metals”) through the disposal of all shares of its wholly-owned subsidiary IAMGOLD Ecuador S.A., in exchange for 221.2 million common shares of INV Metals. As a requirement of the transaction, INV Metals raised C$20.0 million in equity financing. The Company participated in the financing in the amount of C$1.0 million and will hold approximately 47% of the issued and outstanding INV Metals shares immediately after the closing of the transaction.

Suriname – Rosebel Expansion

The Company is making good progress towards reaching a definitive agreement, which will be followed by a concept study to further define the expansion potential of bringing in the satellite resources.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

EXPLORATION

IAMGOLD was active at 20 mine sites, near-mine and greenfields exploration projects in eight countries of West Africa and North and South America for the nine months ended September 30, 2012.

In the third quarter 2012, exploration expenditures totaled $43.7 million, of which $33.6 million was expensed and $10.1 million was capitalized. This is higher than exploration expenditures totaling $27.1 million for the same period in 2011. Drilling activities from all projects totaled approximately 176,900 metres.

($ millions)	Three months ended September 30,			Nine months ended September 30,
	2012	Change	2011	2012	Change	2011
Near-mine exploration and evaluation	$12.1	(1%)	$12.2	$35.8	(2%)	$36.7
Greenfield exploration projects	31.6	112%	14.9	71.3	84%	38.8

Total	$43.7	61%	$27.1	$107.1	42%	$75.5

Outlook – 2012 Exploration

The following table represents the current outlook for exploration expenditures for 2012:

($ millions)	Capitalized	Expensed	Total
Near-mine exploration and evaluation	$37.0	$33.4	$70.4
Greenfield exploration projects	1.6	85.3	86.9

Total	$38.6	$118.7	$157.3

The outlook for 2012 exploration expenditures is $157.3 million, up $48.7 million as compared to the 2011 full year exploration spend. The outlook for 2012 is higher due to the expanded exploration program which is mainly from the Côté Gold project in Ontario ($24.1 million).

MINE SITE AND NEAR MINE EXPLORATION PROGRAMS

IAMGOLD mine and regional exploration teams continued to conduct near-mine exploration and resource development work during the third quarter 2012 at Essakane, Rosebel, Westwood, Mouska and Niobec.

Essakane, Burkina Faso

Approximately 28,000 metres of diamond and reverse circulation drilling was completed during the quarter, including approximately 13,500 metres targeting potential extensions of the Essakane Main Zone to the north beyond the current life of mine pit and at depth, within or slightly below the expansion feasibility study pit design. Drilling programs designed to test for southeast extensions of the Falagountou satellite deposit and to evaluate the resource potential of selected target areas along the 10 kilometre long Gossey – Korizena mineralized trend were concluded due to arrival of seasonal rains. Integration and interpretation of results is in progress as assay data comes to hand.

Rosebel, Suriname

Approximately 34,000 metres of diamond drilling was completed during the quarter, mainly at the J Zone, Koolhoven, Rosebel, Mayo and West Pay Caro deposits, to increase the confidence in the existing resource inventory and target resource expansions. Intersections were obtained from most targeted zones and results will be incorporated into updated resource models as they are received. Targeted geological mapping and geochemical sampling programs continued elsewhere on the property, as did a mechanical auger drilling program over domains of thick alluvium that cover projected extensions of the Rosebel district mineralized trends.

Westwood, Quebec, Canada

Twelve underground diamond drills operated during the third quarter and a total slightly exceeding 20,000 metres was completed. The Company’s efforts were focused on infill delineation drilling between levels 36 and 104, and resource expansion drilling, principally below level 132. Obtained intersections continue to extend known mineralization and increase confidence in existing resources. The drilling program is carried out in conjunction with shaft sinking, underground development and construction of surface installations as the mine moves to operations scheduled for the first quarter 2013.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

Mouska, Quebec, Canada

Approximately 5,300 metres of underground diamond drilling was completed with four diamond drill rigs during the quarter. The program targeting Zones 47 and 50 South and their extensions was finalized in August. Drilling continues to evaluate the potential of Zone 65, a mineralized structure that parallels historically mined zones. With the decision to close the Mouska operation at the end of 2013, drilling beyond the scheduled production areas has ceased.

Niobec, Quebec, Canada

Over 18,000 metres of underground diamond drilling was completed as part of a resource delineation and expansion project program designed to convert resources to reserves and underpin a five-year transition strategy toward the planned expansion. Drill results are as expected and continue to upgrade resources to mineral reserves. Metallurgical test work to constrain the resource estimation process continued during the quarter.

GREENFIELD EXPLORATION PROJECTS

In addition to the mine site and near mine exploration programs described above, the Company was active on some fifteen early stage to advanced greenfield exploration projects for the nine months ended September 30, 2012.

Highlights for the third quarter include:

Côté Gold Project, Ontario, Canada

Approximately 51,000 metres of diamond drilling has been completed on the Côté Gold project since it was acquired on June 21, 2012. On October 4, 2012 the Company reported NI 43-101 compliant indicated resources of 131 million tonnes averaging 0.84 grams of gold per tonne for 3.56 million ounces and inferred resources of 165 million tonnes averaging 0.88 grams of gold per tonne for 4.66 million ounces for the Côté Gold deposit. The updated resource estimate, based on a cut-off grade of 0.30 grams of gold per tonne, represents a 274% increase in indicated resources from the previous estimate, also based on a cut-off grade of 0.30 grams of gold per tonne. Resource delineation drilling will continue into the fourth quarter, together with geotechnical studies and metallurgical test work to support the commencement of a pre-feasibility study. A further resource update will be completed as part of the Company’s annual year-end Mineral Reserves and Resources Statement.

REE Project, Quebec, Canada

Almost 8,000 metres of diamond drilling was carried out during the third quarter to complete a resource delineation program on 100 x 100 metre drill centres and to an average vertical depth of 700 metres. The purpose of the program is to upgrade mineral resources of the REE deposit. A planned 1,300 metre exploration drift extending from the Niobec mine to the REE deposit was also initiated. The drift is expected to be completed in early 2013 and will allow for the collection of a bulk sample to support planned metallurgical studies and provide access for future underground drilling programs.

Kalana Joint Venture, Mali

Diamond and reverse circulation drilling programs in progress on the Kalana project totaled over 8,100 metres during the quarter. Significant progress was made to reduce the large assay backlog, with returned results continuing to consolidate geological modeling ahead of a mineral resource estimate that is anticipated for completion in the fourth quarter. The principal objective of the current program is to satisfy the remaining earn-in requirement by developing a resource estimate for the Kalana mine area and nearby prospects.

Boto, Senegal

Exploration diamond drilling continued on the Boto project until activities were halted in late July for the annual rainy season. Infill and extension drilling at the Boto 2, 4 and 6 prospects totaled over 1,100 metres for the quarter. Assay results returned to date have confirmed and in some cases extended the strike of known mineralization zones. The expanded drill program aims to evaluate the mineral resource potential of these targets and is expected to resume early in the fourth quarter.

Pitangui, Brazil

A total of approximately 2,100 metres of diamond drilling was completed at the Jaguara prospect during the quarter where Banded Iron Formation hosted gold mineralization has been intersected over a minimum 700-metre strike length. A geophysical program was also initiated to help constrain the geometry of intersected mineralization zones and, in combination with regional soil geochemical surveys, identify additional anomalies over the prospective host stratigraphy.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

QUARTERLY FINANCIAL REVIEW

($ millions, except where noted)	2012			2011				2010
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues from continuing operations	$386.8	$410.6	$404.2	$481.6	$431.9	$345.7	$414.0	$440.9

Net earnings from continuing operations	$86.7	$60.9	$129.0	$145.8	$60.0	$80.1	$142.1	$120.3
Net earnings	$86.7	$60.9	$129.0	$145.8	$50.7	$484.5	$162.3	$134.5
Net earnings attributable to equity holders of IAMGOLD	$78.0	$52.9	$119.2	$133.7	$40.7	$478.9	$153.4	$124.0

Basic earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.21	$0.14	$0.32	$0.36	$0.11	$1.28	$0.41	$0.33
Diluted earnings attributable to equity holders of IAMGOLD per share ($/share)	$0.21	$0.14	$0.32	$0.35	$0.11	$1.27	$0.41	$0.33

The third quarter 2012 is the eleventh consecutive quarter of positive net earnings for the Company.

FINANCIAL CONDITION

Liquidity and Capital Resources

The Company ended the third quarter 2012 with $1,136.1 million in cash, cash equivalents and gold bullion at market value.

Working capital1 as at September 30, 2012 was $1,116.9 million, down $55.8 million compared to December 31, 2011 due to lower current assets ($76.9 million) partially offset by lower current liabilities ($21.1 million).

Current assets were mainly down due to less cash and cash equivalents of $154.8 million resulting mainly from the acquisition of the Côté Gold project ($485.7 million), capital expenditures related to mining assets and exploration and evaluation assets ($491.4 million), the payment of dividends ($105.2 million) and acquisitions of investments ($48.9 million), offset partially by cash generated from the issuance of senior unsecured notes ($650.0 million) and operating activities ($322.1 million).

Working capital[1]		September 30, 2012	December 31, 2011
Working capital[1]	($ millions)	$1,116.9	$1,172.7
Current working capital[1] ratio[2]		4.2	4.2

[1]	Working capital is defined as current assets less current liabilities and excludes long-term stockpiles.
[2]	Current working capital ratio is defined as current assets divided by current liabilities.

As at September 30, 2012 no funds were drawn against the Company’s $750.0 million total unsecured revolving credit facilities. As of September 30, 2012 the Company has committed $70.0 million of its $75.0 million letters of credit facility for the guarantee of certain asset retirement obligations.

Gold bullion		September 30, 2012	December 31, 2011
Ounces held	(oz)	134,738	134,636
Weighted average acquisition cost	($/oz)	$720	$719
Acquisition cost	($ millions)	$96.9	$96.8
End of period spot price for gold	($/oz)	$1,776	$1,566
End of period market value	($ millions)	$239.3	$210.9

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

Contractual Obligations

Contractual obligations as at September 30, 2012 were $1,252.4 million, an increase of $1,035.5 million compared to December 31, 2011, mainly due to the issuance of 6.75% senior unsecured notes for gross proceeds of $650.0 million in the current quarter. These obligations will be met through available cash resources and operating cash flows. Contractual obligations presented in tabular form below.

At September 30, 2012	Total	Less than 1 Year	2–3 Years	4–5 Years	After 5 Years
($ millions)
Long-term debt	$1,002.4	$23.2	$87.8	$87.8	$803.6
Contracted capital expenditures	119.0	118.1	0.9	—	—
Purchase obligations	123.0	107.3	10.6	4.5	0.6
Operating leases	8.0	0.9	5.3	1.8	—

Total contractual obligations	1,252.4	249.5	104.6	94.1	804.2
Asset retirement obligations(a)	246.2	6.4	14.5	13.1	212.2
Termination benefits(a)	3.0	0.8	2.2	—	—

Total obligations	$1,501.6	$256.7	$121.3	$107.2	$1,016.4

(a)	Represents undiscounted cash flows.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Marketable Securities and Warrants Held As Investments and Market Price Risk

Investments in marketable securities are classified as available-for-sale financial assets and are recorded at fair value. Marketable securities expected to be sold in the next 12 months are recorded in receivables and other current assets and the remainder are recorded in other non-current assets on the consolidated balance sheet.

At the end of the quarter, the Company reviewed the value of marketable securities for objective evidence of impairment and determined that an impairment charge of $1.2 million was required in the third quarter 2012 of which $1.0 million was transferred from the fair value reserve to the statement of earnings ($20.7 million during the first nine months 2012 of which $15.9 million were transferred from the fair value reserve to the statement of earnings).

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

Summary of Outstanding Derivative Contracts

At the end of September 2012, the Company had entered into derivative contracts to limit the impact of fluctuations as a result of significant volatility in global markets by hedging a portion of its expected consumption of Canadian dollars, Euros, South African Rand, oil and aluminum.

At the end of the period, the Company’s outstanding derivative contracts were as follows:

Contracts	2012	2013

Foreign Currency
Canadian dollar contracts (millions of $C)	51.0	420.0
Forward weighted average rate (C$/$)	N/A	C$1.0369/$
Option exercise rate range (C$/$)	C$0.9821 – C$1.0506/$	C$1.0075 – C$1.0675/$
Hedge ratio	41%	54%

Euro contracts (millions of €)	39.0	108.0
Forward weighted average rate ($/ €)	$1.2719/€	$1.2500/€
Option exercise rate range ($/ €)	$1.2500 – $1.3500/€	$1.1841 – $1.2800/€
Hedge ratio	46%	47%

South African Rand contracts (millions of ZAR)	23.1	—
Weighted average rate (ZAR/$)	ZAR 8.7473/$	—
Hedge ratio	100%	—

Commodities
Crude oil option contracts (barrels)	135,000	591,000
Exercise price range ($/barrel of crude oil)	$70 - $95	$75 - $94
Hedge ratio	39%	60%

Aluminum swap contracts (metric tonnes)	800	2,100
Swap weighted average hedge price ($/metric tonne)	$2,209	$2,146
Hedge ratio	70%	49%

Currency Exchange Rate Risk

The Company’s objective is to hedge its exposure to these currencies resulting from operating and capital expenditures requirements at the Niobec and Essakane mines, the Westwood project and corporate costs.

Oil Option Contracts and Fuel Market Price Risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for crude oil and diesel.

Aluminum Contracts and Market Price Risk

Aluminum is a key input in the production of ferroniobium. The Company has a hedging strategy to limit the impact of fluctuations of aluminum prices and to economically hedge a portion of its future consumption of aluminum at the Niobec mine.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

Shareholders’ Equity

At the end of 2011, the Company increased its annual dividend payment to $0.25 per share, payable semi-annually. In January 2012, the Company paid the 2011 semi-annual dividend of $0.125 per share totaling $47.0 million. In June 2012, the Company declared a semi-annual dividend in the amount of $0.125 per share which was paid in July 2012 totaling $47.0 million.

Number issued and outstanding	September 30, 2012	November 12, 2012
Shares	376,467,700	376,478,950
Share options	4,213,852	4,196,413

CASH FLOW

	Three months ended September 30,		Nine months ended September 30,
($ millions)	2012	2011	2012	2011
Continuing operations
• Operating activities	$97.6	$174.5	$322.1	$387.3
• Investing activities	(188.6)	(269.0)	(1,013.3)	287.8
• Financing activities	587.5	(36.4)	532.3	(24.4)
• Impact of foreign exchange on cash and cash equivalents	1.2	(16.0)	4.5	(15.2)

Increase (decrease) in cash and cash equivalents from continuing operations	497.7	(146.9)	(154.4)	635.5
Cash flows used in discontinued operations	—	(13.9)	—	(19.6)

Increase (decrease) in cash and cash equivalents	497.7	(160.8)	(154.4)	615.9
Cash and cash equivalents, beginning of period	399.5	1,047.5	1,051.6	270.8

Cash and cash equivalents, end of period	897.2	886.7	897.2	886.7
Reclassification of cash to assets held for sale	(0.4)	—	(0.4)	—

Cash and cash equivalents, end of period excluding assets held for sale	$896.8	$886.7	$896.8	$886.7

OPERATING ACTIVITIES

Cash flows from continuing operating activities were lower than the same prior year period by $76.9 million. The decrease is mainly relates to changes in revenues mostly from lower gold sales volume ($45.1 million), higher income taxes paid ($7.2 million) and higher non-cash working capital mainly due to the build-up of finished goods inventories ($17.1 million).

INVESTING ACTIVITIES

Cash flows utilized for investing activities in the third quarter 2012 are mainly the result of capital expenditures in mining assets and exploration and evaluation of $186.9 million which were lower than the same prior year period due to the timing of project expenditures.

FINANCING ACTIVITIES

Cash flows generated from investing activities in the third quarter 2012 were higher than the same prior year period mainly as a result of the issuance of senior unsecured notes for gross proceeds of $650.0 million.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is communicated to senior management, to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the Company’s disclosure controls and procedures, as defined under the rules of the Canadian Securities Administration, was conducted as of December 31, 2011 under the supervision of the Company’s Disclosure Committee and with the participation of management. Based on the results of that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report in providing reasonable assurance that the information required to be disclosed in the Company’s annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported in accordance with securities legislation.

Since the December 31, 2011 evaluation, there have been no adverse changes to the Company’s controls and procedures and their design remains effective.

Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements in compliance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect the transactions of the Company;

•	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS;

•	ensure the Company’s receipts and expenditures are made only in accordance with authorization of management and the Company’s directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized transactions that could have a material effect on the annual or interim financial statements.

An evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2011 by the Company’s management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, management has concluded that the Company’s internal controls over financial reporting were effective.

There were no changes in the Company’s business activities during the period.

There have been no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect internal controls during the third quarter ended September 30, 2012.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO believe that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL JUDGEMENTS AND ESTIMATES

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in note 2(b) to the Company’s consolidated financial statements for the year ended December 31, 2011.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

FUTURE ACCOUNTING POLICIES

For a more comprehensive discussion of future accounting policies that may impact the Company, please refer to the Company’s current quarter unaudited consolidated interim financial statements and the audited annual consolidated financial statements, related notes and MD&A for 2011.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found earlier in this document.

For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s 2011 annual MD&A, and the Company’s 2011 Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

NON-GAAP1 PERFORMANCE MEASURES

Adjusted net earnings from continuing operations attributable to equity holders

Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD and adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD and adjusted net earnings from continuing operations attributable to equity holders per share are intended to provide additional information, but do not have any standardized meaning prescribed by IFRS, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS. Adjusted net earnings from continuing operations attributable to equity holders represent net earnings from continuing operations attributable to equity holders excluding certain impacts, net of tax, such as changes in asset retirement obligations at closed sites, unrealized derivative gain or loss, gain/loss on sale of marketable securities and assets, impairment of marketable securities, foreign exchange gain or loss, executive severance costs, as well as the impact of significant change in tax laws for mining taxes, and unrealized gain/loss on foreign exchange translation of deferred income tax liabilities. These measures are not necessarily indicative of net earnings or cash flows as determined under IFRS.

[1]	GAAP – Generally accepted accounting principles.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

The following table provides a reconciliation of net earnings from continuing operations attributable to equity holders of IAMGOLD as per the unaudited condensed consolidated interim statement of earnings, to adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD.

	Three months ended September 30,		Nine months ended September 30,
($ millions, except for number of shares and per share amounts)	2012	2011	2012	2011

Earnings from continuing operations before income taxes and non-controlling interests	$133.4	$130.3	$423.6	$443.3

Adjusted items:
• Foreign exchange loss / (gain)	2.5	11.9	(8.5)	12.1
• Unrealized loss / (gain) on derivative instruments	(17.5)	23.3	(21.3)	19.0
• Gain on sale of marketable securities	(7.2)	(7.2)	(16.5)	(8.1)
• Impairment of marketable securities	1.2	—	20.7	—
• Loss / (gain) on sale of assets	0.9	0.1	(1.3)	(11.7)
• Changes in estimates of asset retirement obligations at closed sites	—	12.3	0.5	12.3

	(20.1)	40.4	(26.4)	23.6

Adjusted earnings from continuing operations before income taxes and non-controlling interests	$113.3	$170.7	$397.2	$466.9
• Income tax expenses	(46.7)	(70.3)	(147.0)	(161.1)
• Tax impact of adjusted items	2.3	22.0	2.9	16.6
• Non-controlling interests	(8.7)	(10.0)	(26.5)	(24.5)

Adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD	$60.2	$112.4	$226.6	$297.9

Basic weighted average number of common shares outstanding (in millions)	376.2	375.4	376.1	374.6

Basic adjusted net earnings from continuing operations attributable to equity holders of IAMGOLD per share ($/share)	$0.16	$0.30	$0.60	$0.80

Operating Cash Flow From Continuing Operations Before Changes in Working Capital

The Company makes reference to a non-GAAP measure for operating cash flow from continuing operations before changes in working capital and operating cash flow from continuing operations before changes in working capital per share. This measure is defined as cash generated from continuing operations excluding changes in working capital. Working capital can be volatile due to numerous factors including build-up of inventories. Management believes that, by excluding these items from continuing operations, this non-GAAP measure provides investors with the ability to better evaluate the cash flow performance of the Company.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

The following table provides a reconciliation of operating cash flow from continuing operations before changes in working capital:

	Three months ended September 30,		Nine months ended September 30,
($ millions, except for number of shares and per share amounts)	2012	2011	2012	2011

Cash flow generated from continuing operating activities per the unaudited consolidated interim financial statements	$97.6	$174.5	$322.1	$387.3
Adjusting items from non-cash working capital items and long-term ore stockpiles
• Receivables and other current assets	6.2	5.0	(1.7)	14.9
• Inventories and long-term ore stockpiles	32.0	21.0	69.7	84.1
• Accounts payable and accrued liabilities	(21.5)	(26.4)	(16.2)	(19.7)

Operating cash flow from continuing operations before changes in working capital	$114.3	$174.1	$373.9	$466.6

Basic weighted average number of common shares outstanding (in millions)	376.2	375.4	376.1	374.6

Basic operating cash flow from continuing operations before changes in working capital per share ($/share)	$0.30	$0.46	$0.99	$1.25

Cash Costs

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. Cash cost figures are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and attributable realized derivative gain or loss, but are exclusive of amortization, reclamation, capital, and exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs do not have any standardized meaning prescribed by IFRS and differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under IFRS.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines (continuing operations) to the mining costs, excluding depreciation, depletion and amortization as per the unaudited consolidated interim statement of earnings.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

Third quarter ended September 30, 2012	Operating Gold Mines						Other
($ millions, except where noted) (unaudited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other[1]	Total[2]
Mining costs, excluding depreciation, depletion, amortization and changes in estimates of asset retirement obligations at closed sites	$64.7	$52.3	$1.9	$23.2	$9.6	$151.7	$30.1	$181.8
Adjust for:
By-product credit (excluded from mining costs)	(0.3)	(0.5)	(0.1)	—	—	(0.9)
Stock movement	6.7	0.6	—	—	1.1	8.4
Other mining costs	(2.4)	(2.6)	(1.8)	2.0	(1.8)	(6.6)
Cost attributed to non-controlling interests	(3.5)	(5.0)	—	—	—	(8.5)

	$0.5	$(7.5)	$(1.9)	$2.0	$(0.7)	$(7.6)

Total cash costs – operating mines	$65.2	$44.8	$—	$25.2	$8.9	$144.1

Attributable gold production – operating mines (000s oz)	95	77	—	26	7	205

Total cash costs ($/oz)	$689	$594	$—	$978	$1,324	$710

Third quarter ended September 30, 2011	Operating Gold Mines						Other
($ millions, except where noted) (unaudited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other[1]	Total[2]
Mining costs, excluding depreciation, depletion, amortization and changes in estimates of asset retirement obligations at closed sites	$67.0	$51.6	$4.8	$25.1	$13.4	$161.9	$29.5	$191.4
Adjust for:
By-product credit (excluded from mining costs)	(0.2)	—	(0.2)	(0.1)	(0.1)	(0.6)
Stock movement	(3.0)	0.2	2.9	0.6	(0.1)	0.6
Other mining costs	(1.4)	(1.2)	(1.6)	0.1	—	(4.1)
Cost attributed to non-controlling interests	(3.1)	(5.0)	—	—	—	(8.1)

	$(7.7)	$(6.0)	$1.1	$0.6	$(0.2)	$(12.2)

Total cash costs – operating mines	$59.3	$45.6	$5.9	$25.7	$13.2	$149.7

Attributable gold production – operating mines (000s oz)	94	86	5	30	7	222

Total cash costs ($/oz)	$629	$535	$1,203	$839	$1,793	$674

[1]	Niobium and Corporate Segments.
[2]	As per note 22 of the Company’s unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

Nine months ended September 30, 2012	Operating Gold Mines						Other
($ millions, except where noted) (unaudited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other[1]	Total[2]
Mining costs, excluding depreciation, depletion, amortization and changes in estimates of asset retirement obligations at closed sites	$196.8	$153.9	$7.4	$71.0	$39.7	$468.8	$93.7	$562.5
Adjust for:
By-product credit (excluded from mining costs)	(0.5)	(0.7)	(0.4)	(0.1)	—	(1.7)
Stock movement	7.8	6.3	(2.2)	2.0	1.1	15.0
Other mining costs	(3.9)	(6.9)	(4.3)	4.5	(10.4)	(21.0)
Cost attributed to non-controlling interests	(10.1)	(15.3)	—	—	—	(25.4)

	$(6.7)	$(16.6)	$(6.9)	$6.4	$(9.3)	$(33.1)

Total cash costs – operating mines	$190.1	$137.3	$0.5	$77.4	$30.4	$435.7

Attributable gold production – operating mines (000s oz)	282	238	4	73	19	616

Total cash costs ($/oz)	$674	$580	$137	$1,059	$1,587	$708

Nine months ended September 30, 2011	Operating Gold Mines						Other
($ millions, except where noted) (unaudited)	Rosebel	Essakane	Doyon Division	Sadiola	Yatela	Total	Other[1]	Total[2]
Mining costs, excluding depreciation, depletion, amortization and changes in estimates of asset retirement obligations at closed sites	$182.5	$144.1	$15.1	$68.5	$31.8	$442.0	$85.4	$527.4
Adjust for:
By-product credit (excluded from mining costs)	(0.7)	(0.6)	(0.8)	(0.2)	(0.1)	(2.4)
Stock movement	4.5	(0.5)	(3.2)	2.1	—	2.9
Other mining costs	(2.2)	(4.8)	(5.1)	—	0.1	(12.0)
Cost attributed to non-controlling interests	(9.2)	(13.8)	—	—	—	(23.0)

	$(7.6)	$(19.7)	$(9.1)	$1.9	$—	$(34.5)

Total cash costs – operating mines	$174.9	$124.4	$6.0	$70.4	$31.8	$407.5

Attributable gold production – operating mines (000s oz)	281	243	5	93	21	643

Total cash costs ($/oz)	$622	$513	$1,203	$755	$1,510	$634

[1]	Niobium and Corporate Segments.
[2]	As per note 22 of the Company’s unaudited condensed consolidated interim financial statements.

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012

Gold Margin

The Company’s MD&A refers to gold margin per ounce of gold, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its gold assets. The information allows management to assess how well the gold mines are performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of gold operations.

In periods of rising gold prices it becomes profitable to process lower-grade ore. Such a decision will typically result in an increase in total cash costs per ounce, but it is equally important to recognize that margins also increase at an equal or even faster rate. While mining lower grade ore results in less gold being processed in any given period, over the long-run it allows the Company to optimize the production of profitable gold, thereby maximizing the Company’s total financial returns over the life of the mine. IAMGOLD’s exploitation strategy, including managing cutoff grades, mine sequencing, and stockpiling practices, is designed to maximize the total value of the asset given conservatively derived assumptions for key economic parameters going forward. At the same time, the site operating teams seek to achieve the best performance in terms of cost per tonne mined, cost per tonne processed and overheads.

The gold margin per ounce of gold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of gold margin per ounce of gold for the gold operating mine (continuing operations) to gold realized price less total cash costs per ounce.

($/oz of gold)	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Realized gold price for continuing operations	$1,670	$1,675	$1,653	$1,524
Total cash cost for continuing operations	$710	$674	$708	$634

Gold margin	$960	$1,001	$945	$890

Unit Operating Margin per Kilogram of Niobium for the Niobec Mine

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues, and mining costs as per the unaudited consolidated interim statement of earnings.

($ millions, except where noted)	Three months ended September 30,		Nine months ended September 30,
	2012	2011	2012	2011
Revenues from the Niobec mine as per segmented information (note 29 of the Company’s unaudited consolidated interim financial statements)	$47.7	$42.4	$144.5	$130.1

Mining costs from the Niobec mine as per segmented information (note 29 of the Company’s unaudited consolidated interim financial statements)	$(28.2)	$(27.7)	$(89.1)	$(82.7)
Other mining costs	(0.2)	—	—	—

Operating margin	$19.3	$14.7	$55.4	$47.4

Sales volume (millions of kg Nb)	1.2	1.0	3.6	3.3

Operating margin ($/kg Nb)	$16	$14	$15	$14

IAMGOLD CORPORATION – THIRD QUARTER REPORT – SEPTEMBER 30, 2012